UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

	For the Fiscal Year Ended	December 31, 2025

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 001-05324

Full title of the plan and the address of the plan, if different from that of the issuer named below:

EVERSOURCE 401k PLAN
107 Selden Street
Berlin, Connecticut 06037-1616

Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

EVERSOURCE ENERGY
300 Cadwell Drive
Springfield, Massachusetts 01104

Eversource 401k Plan
Financial Statements and Supplemental Schedule

Years ended December 31, 2025 and 2024
with Report of Independent Registered
Public Accounting Firm

Eversource 401k Plan

Financial Statements and Supplemental Schedule

Table of Contents

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedule:
Form 5500, Schedule H, Part IV, Line 4(i) - Schedule of Assets (Held at End of Year)	13

Exhibit Index	16

Signature	17

All other schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Administrator and Participants of the
Eversource 401k Plan:

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Eversource 401k Plan (the Plan) as of December 31, 2025 and 2024, and the related statements of changes in net assets available for benefits for the years then ended, and the related notes and schedule (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Eversource 401k Plan as of December 31, 2025 and 2024, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in the schedule of assets (held at end of year) as of December 31, 2025 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

By:  /s/ Fiondella, Milone & LaSaracina LLP

We have served as the Eversource 401k Plan’s auditor since 2008.

Glastonbury, Connecticut
June 12, 2026

Eversource 401k Plan

Statements of Net Assets Available for Benefits

	As of December 31,
(Thousands of Dollars)	2025	2024
Assets:
Investments, at Fair Value:
Common Collective Trusts	$2,709,815	$2,334,587
Eversource Common Shares Fund	585,652	508,278
ESOP Allocated Eversource Energy Common Shares	15,764	14,698
Registered Investment Companies	281,168	286,174
Investments Held by Brokerage Link	282,857	246,002
Separately Managed Account	78,021	93,636
Cash and Cash Equivalents	60,667	45,726
Total Investments, at Fair Value	4,013,944	3,529,101

Investments, at Contract Value:
Investment Contract Held by Insurance Company	418,779	465,481

Total Investments	4,432,723	3,994,582

Receivables:
Notes Receivable from Participants	47,100	44,342
Participant Contributions	4,598	4,930
Employer Contributions	1,643	1,830
Other Receivables	264	663
Total Receivables	53,605	51,765

Net Assets Available for Benefits	$4,486,328	$4,046,347

See accompanying notes to financial statements.

Eversource 401k Plan

Statements of Changes in Net Assets Available for Benefits

	For the Years Ended December 31,
(Thousands of Dollars)	2025	2024
Additions:
Participant Contributions	$149,585	$141,161
Employer Contributions	65,670	73,327
Rollover Contributions	16,791	23,793
Total Contributions	232,046	238,281

Net Appreciation in the Fair Value of Investments	603,211	400,039
Interest and Dividend Income	78,358	98,666
Other Income	969	3,017
Total Additions	914,584	740,003

Deductions:
Distributions to Participants	472,957	443,963
Administrative Expenses	1,646	1,405
Total Deductions	474,603	445,368

Increase in Net Assets	439,981	294,635

Net Assets Available for Benefits, Beginning of Year	4,046,347	3,751,712
Net Assets Available for Benefits, End of Year	$4,486,328	$4,046,347

See accompanying notes to financial statements.

Eversource 401k Plan

Notes to Financial Statements

1.    Plan Description

Eversource Energy Service Company (Eversource Service), on its behalf and that of other participating subsidiaries of Eversource Energy (Eversource) (together, the Company), established the Eversource 401k Plan (the Plan) on January 1, 1985, to provide a convenient method for Company employees to save for their retirement on a regular and long-term basis.  The following is a brief description of the Plan, which is provided for general information purposes only.  Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan is a qualified defined contribution plan subject to the rules and regulations of the Employee Retirement Income Security Act of 1974 (ERISA) that consists of two components: a profit-sharing plan qualified under Section 401(a) of the Internal Revenue Code (IRC) with a cash or deferred arrangement under Section 401(k) of the IRC, and an Employee Stock Ownership Plan (ESOP) within the meaning of Section 4975(e)(7) of the IRC designed to invest primarily in Eversource common shares and intended to qualify under Section 401(a) of the IRC as a stock bonus plan. The participants have the option of receiving distributions upon retirement or termination of employment in the form of cash, in-kind rollovers for Fidelity funds, or Eversource common shares, to the extent so invested. Participants may roll over all, or a portion of their Plan balances into an individual retirement account (IRA) or other accepting employer qualified plan and may receive distributions in cash through in-service withdrawals of certain amounts.

The Plan is administered by the Executive Vice President – Human Resources and Information Technology of the Company (the Administrator), who determines eligibility in accordance with Plan documents and makes other interpretations under the Plan at her discretion in conjunction with the Eversource Plan Administration Committee.  The fiduciaries with respect to the Plan are the Administrator, Eversource Service (the Plan sponsor), the Eversource Retirement Plan and Investment Committee, and the Plan Trustee, as defined below.  The Board of Eversource Service is responsible for determining who has the authority to amend and terminate the Plan and certain other duties.  The Eversource Retirement Plan and Investment Committee is responsible for establishing and implementing Plan investment policies, selecting investment fund options available to participants under the Plan, and monitoring the performance and operations of Plan investment managers and the Plan Trustee.

Plan investment assets are held in a trust by Fidelity Management Trust Company (Fidelity) (the Trustee). Plan records are maintained by an affiliate of the Trustee, Fidelity Investments Institutional Operations Company, Inc., the Plan recordkeeper.  The Trustee retains the Plan assets and makes distributions as instructed by the Administrator or its designee.  The Eversource Retirement Plan and Investment Committee is responsible for appointing and removing the Trustee.

Under the Plan, employees may authorize payroll deductions for contributions to the Plan.  An employer matching contribution to the Plan is provided in Eversource common shares (see Contributions, below). The allocation of Eversource common shares to a participant's account may be made from a combination of Eversource treasury shares and open market repurchases of Eversource common shares.

TRAESOP/PAYSOP

In 1992, the Plan was amended to provide for the merger into the Plan, of the Eversource Service Tax Reduction Act Employee Stock Ownership Plan (TRAESOP) and the Eversource Service Payroll-Based Employee Stock Ownership Plan (PAYSOP) Fund, which were two ESOPs for which the applicable tax credits had expired.  Participants' accounts under the TRAESOP and PAYSOP are maintained as separate participant accounts under the Plan.

Dividends

Participants who have holdings in the Eversource Common Shares Fund and/or the TRAESOP/PAYSOP Fund in their Plan account can elect to receive dividends paid by these funds on Eversource common shares in cash or continue to have them reinvested automatically in the Plan by allocation of Eversource common shares of equal value.  If a participant holds each of the Eversource share funds, the dividend distribution election applies to all funds.  If no active election is made, dividends will continue to be reinvested.

Contributions

Participant Contributions:  Under the Plan, active participants may contribute on a pre-tax basis, an after-tax basis, a Roth 401k basis, or a combination of the three, as defined in the Plan document, and as subject to annual Internal Revenue Service (IRS) dollar limitations.  Employees who have not enrolled in the Plan within 60 days from their date of hire, are automatically enrolled in the Plan at an employee-contribution rate of three percent of pre-tax eligible earnings, subject to their modification at any time. Participants may also disenroll and not participate at anytime.

All contributions are invested by the Trustee, as directed by each participant, in one or more investment options of the Plan, including the Eversource Common Shares Fund.  In 2025 and 2024, the maximum combined participant contribution was the lesser of $23,500 and $23,000, respectively, or 50 percent of a participant's pre-tax annual compensation up to the annual IRS dollar limitations.  For individuals who are age 50 or older during the 2025 and 2024 calendar years, a pre-tax and/or Roth 401k catch-up contribution of an additional $7,500 per year was permitted. Effective in 2025 and 2026, individuals who are between the ages of 60 and 63 are eligible to make pre-tax and/or Roth 401k catch-up contributions of an additional $11,250 per year.

Plan participants direct their contributions among various investment options, as specified within the Plan documents.

Employer Contributions: Effective January 1, 2025 for eligible Plan participants, the Eversource 401k Plan provided employer matching contributions of 100 percent up to a maximum of six percent of eligible compensation. For certain eligible newly hired employees, depending on union status, the six-month initial wait period to receive employer matching contributions was also eliminated. During 2024 and prior, the Plan provided employer matching contributions to eligible employees participating in the Plan of either 100 percent up to a maximum of three percent of eligible compensation or 50 percent up to a maximum of eight percent of eligible compensation.  For newly hired employees with at least six months of service, the Plan provided employer matching contributions of 100 percent up to a maximum of three percent of eligible compensation, contributed on a pre-tax and/or Roth 401k basis for each employee, as applicable, while employees with less than six months of service received no employer match contribution.

The employer matching contributions are made into the Eversource Common Shares Fund.  The majority of participants are permitted to immediately diversify out of the Eversource Common Shares Fund into other funds within the Plan.

A participant is fully vested in his or her own contributions, as well as earnings thereon, immediately upon making the contribution.  Participants are also immediately vested in employer matching contributions plus actual earnings thereon.

K-Vantage Contributions:  Prior to 2025, the Plan provided an enhanced non-elective Company contribution feature (referred to as K-Vantage), for eligible employees, as defined in the Plan document.

Eligible participants automatically received K-Vantage contributions to their Plan account, made on a payroll basis. The K-Vantage contribution was based on age and years of service as of each January 1st and was the amount of the participant's applicable Plan compensation, as defined by the Plan, multiplied by the applicable percentage, according to the following formula:

Sum of Age and Service Years as of January 1st	Company Contribution
Less than 40 years	2.5% of Plan compensation
40 through 59 years	4.5% of Plan compensation
60 years and greater	6.5% of Plan compensation

Participants who were eligible for K-Vantage became fully vested in K-Vantage contributions plus actual earnings thereon after 3 years of service.  Upon a termination of the Plan, all affected participants become vested in these contributions in their accounts, including K-Vantage. Prior to a Plan termination, K-Vantage participants become immediately vested upon: (a) death while an active employee or (b) disability of the participant.

Effective January 1, 2025, a Cash Balance Pension Plan was established, which replaced employer K-Vantage contributions. Eversource transferred non-represented and represented K-Vantage employees, as negotiated, into the Cash Balance Pension Plan (with the exception of one union group that voted to enter the Cash Balance Pension Plan effective January 1, 2026), and provides participants with annual credits as of each December 31st as a set percentage of an employee’s eligible pay based on age and years of service on the employee’s behalf. This benefit is a new, additional obligation of the existing Eversource Pension Plan and is funded through the existing assets of the Eversource Pension Plan.

For active eligible K-Vantage employees that were not vested in K-Vantage prior to migrating to the Eversource Cash Balance Pension Plan on January 1, 2025, their prior K-Vantage accrued service will subsequently carry forward to the Eversource Cash Balance Pension Plan, with vesting in both K-Vantage and in the Eversource Cash Balance Pension Plan occurring in the aggregate. Effective January 1, 2025, no additional K-Vantage contributions were made to the Plan with the exception of one union that had not yet adopted the Eversource Cash Balance Pension Plan as a replacement for K-Vantage.

Forfeitures

As of December 31, 2025 and 2024, investments in the Fixed Income Fund include $46,518 and $27,342, respectively, of forfeitures that may be used to offset future Company contributions to the Plan. These forfeitures resulted from participants who were not yet vested in their K-Vantage account upon termination of employment. During 2025 and 2024, the Company used $1.0 million and $1.3 million, respectively, of forfeitures to offset Company contributions to the Plan.

Benefits

Following termination or retirement from the Company, the participant has several options: participants may defer receipt of any balance in their account up to the time they attain age 73 (or older as indexed by law) if their account balance is greater than $1,000, at which point they must begin to receive required minimum distributions (if the balance is less than $1,000, the account will be liquidated unless the participant elects to initiate a direct rollover to another qualified plan or IRA); they can initiate a direct rollover of all or a portion of their account in the Plan to another qualified plan or IRA; they can request a lump sum disbursement, or they can initiate automatic withdrawal payments.  Participants who have terminated employment may also take partial distributions.  In-service withdrawals and loans are permitted if certain criteria are met.

Participant Accounts

Individual accounts are maintained for Plan participants to reflect each participant's share of the Company's contribution, the participant's contribution, and applicable income from the underlying investment funds according to the participant's investment of his or her own account.  Allocations of income are determined at the participant account level.

Notes Receivable from Participants

Subject to certain limitations, participants may apply for up to two loans from their non-ESOP/non-K-Vantage account balances, up to the IRS loan limit.  Interest on the loan is set at the prime rate plus one percent at the time of borrowing, and the loan is secured by the balance in the participant's account.  Loans are to be repaid within six months to five years (for a general purpose loan) or up to 30 years (for a primary residence loan).

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest.  Interest income on notes receivable from participants is recorded as earned and was $3.7 million and $3.1 million for the years ended December 31, 2025 and 2024, respectively.  No allowances for credit losses have been recorded as of December 31, 2025 and 2024.  If a participant ceases to make loan repayments and the Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

Termination Provision

Although the Company intends to continue the Plan, Eversource Service may terminate the Plan, and each participating subsidiary of Eversource may terminate its participation in the Plan for any reason, in whole or in part, by action of its Board of Directors.  Upon termination of the Plan or complete discontinuance of contributions thereunder, all affected participants shall become immediately vested in their accounts, including K-Vantage.  In addition, the Plan recordkeeper shall make a final allocation of employer matching contributions and net earnings/losses to the participants after payments of all outstanding claims against the Plan have been made.

Thereafter, participants shall receive a lump sum payment no later than 60 days after the later of: (1) termination of the Plan or (2) receipt of an IRS determination letter stating that such termination does not adversely affect the qualified status of the Plan.

2.    Summary of Significant Accounting Policies

The financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (GAAP).  The following is a summary of the significant accounting policies used.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand and short-term cash investments that are highly liquid in nature and have original maturities of three months or less.

Plan Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of changes in net assets during the reporting period.  Actual results could differ from those estimates.

Investments

The Plan has investment options for participants, which invest in various securities including common collective trusts, registered investment companies, common stock, exchange-traded funds, certificates of deposit, corporate debt instruments, government bonds, preferred stock, and Eversource common shares. Plan investments are stated at fair value (with the exception of the Investment Contract Held by Insurance Company, which is stated at contract value, as discussed below).  The fair value of Eversource common shares, investments in registered investment companies, certain assets in the self-directed Brokerage Link account, and equity securities within a separately managed account are based on the closing prices reported on active or non-active markets.

Effective December 2024, the Plan Sponsor implemented changes to the Plan’s investment lineup to reduce overall investment management fees for the Plan and Plan participants. As part of this initiative, certain mutual fund options were replaced with lower-cost institutional alternatives. This includes the Fidelity Freedom target date mutual funds, which were replaced by the Fidelity Freedom Blend target date common collective trusts. These common collective trusts are managed by Fidelity and are designed to provide similar investment objectives and risk profiles as the replaced mutual funds, while offering reduced expense ratios. Certain other mutual funds previously classified as Registered Investment Companies were replaced with common stock held in a Separately Managed Account, which includes individual securities that are owned by the Plan but are managed on the participant's behalf. Separately Managed Accounts are considered individual investments for accounting and financial reporting purposes. Additionally, the United States government securities and corporate debt instruments in the Intermediate Bond Fund were replaced by a lower cost common collective trust with a similar investment strategy.

Other investment options were reviewed and, where appropriate, replaced with lower-cost share classes or common collective trusts. These changes were made in the best interest of Plan participants and are expected to result in lower overall investment-related expenses.

The accompanying Statements of Changes in Net Assets Available for Benefits include the net appreciation and depreciation in the fair value of investments, which consist of the realized gains and losses, the unrealized appreciation and depreciation, less investment expenses pertaining to those investments.  Dividend income is recorded on the ex-dividend date, and interest income is recorded as earned.  Purchases and sales of securities are recorded as of the trade date.

Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term, which could materially affect the amounts reported in the financial statements.

Investment Contract Held by Insurance Company and Wrapper Contract: This contract with The Prudential Insurance Company of America (Prudential) is comprised of a mixture of government and non-government bonds, managed to the Barclays Capital Intermediate Government Credit Index, which are placed in a trust (with ownership by the Plan) rather than a separate account of the issuer.  The contract is fully benefit-responsive and provides that participants must execute plan transactions at contract value and insures the underlying assets at contract value.

The underlying assets of the contract are managed by Pacific Investment Management Company, LLC (PIMCO) and Jennison Associates and had a contract value of $418.8 million and $465.5 million as of December 31, 2025 and 2024, respectively.  There are no reserves against contract value for credit risk of the contract issuance or otherwise.  Management believes that the occurrence of events that would cause the Plan to transact at less than contract value is not probable.  Prudential may not terminate the contract at any amount less than contract value.

Fair Value of Financial Instruments

The Plan applies Accounting Standards Codification (ASC) 820, Fair Value Measurement and Disclosures (ASC 820), for all applicable financial assets and liabilities and nonfinancial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. ASC 820 defines fair value, establishes a fair value hierarchy, and includes disclosures about fair value measurements. ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability.

3.    Fair Value Measurements

The Plan discloses fair value measurements pursuant to a framework for measuring fair value in accordance with GAAP.  The Plan follows a fair value hierarchy that prioritizes the inputs used to determine fair value and requires the Plan to classify assets and liabilities carried at fair value based on the observability of these inputs.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The three levels of the fair value hierarchy are:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical instruments as of the reporting date.  Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Inputs are quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs are observable.

Level 3 - Quoted market prices are not available.  Fair value is derived from valuation techniques in which one or more significant inputs or assumptions are unobservable.  The fair values are therefore determined using model-based valuation techniques that include option pricing models, discounted cash flow models, and similar techniques.  As of both December 31, 2025 and 2024, the Plan did not have any assets categorized as Level 3.

Uncategorized - Investments that are measured at net asset value (NAV) as a practical expedient are not categorized within the fair value hierarchy. NAV is determined by dividing the fund's net assets at fair value by its units outstanding at the valuation dates.

The following tables summarize the fair values and levels within the fair value hierarchy:

Fair Value Measurements as of December 31, 2025
(Thousands of Dollars)	Level 1	Level 2	Uncategorized	Total
Investments at Fair Value
Common Collective Trusts	$—	$—	$2,709,815	$2,709,815
Eversource Common Shares Fund	585,652	—	—	585,652
ESOP Allocated Eversource Energy Common Shares	15,764	—	—	15,764
Registered Investment Companies	281,168	—	—	281,168
Investments Held by Brokerage Link	269,639	13,218	—	282,857
Separately Managed Account	78,021	—	—	78,021
Cash and Cash Equivalents	60,667	—	—	60,667
Total Investments at Fair Value	$1,290,911	$13,218	$2,709,815	$4,013,944

Fair Value Measurements as of December 31, 2024
(Thousands of Dollars)	Level 1	Level 2	Uncategorized	Total
Investments at Fair Value
Common Collective Trusts	$—	$—	$2,334,587	$2,334,587
Eversource Common Shares Fund	508,278	—	—	508,278
ESOP Allocated Eversource Energy Common Shares	14,698	—	—	14,698
Registered Investment Companies	286,174	—	—	286,174
Investments Held by Brokerage Link	233,554	12,448	—	246,002
Separately Managed Account	93,636	—	—	93,636
Cash and Cash Equivalents	45,726	—	—	45,726
Total Investments at Fair Value	$1,182,066	$12,448	$2,334,587	$3,529,101

The fair value of the Eversource Common Shares Fund is based on the closing quoted active market price of the common stock.  The fair value of the ESOP allocated Eversource Energy common shares and certain investments in the Brokerage Link assets, including common stock and exchange-traded funds, are determined by quoted active market prices where available. The fair value of certain investments in registered investment companies and of common stock held in the Separately Managed Account represent the value of such shares as of the close of business at the end of the period based on quoted active market prices of the underlying investments. These investments and cash and cash equivalents have all been categorized as Level 1.

Preferred stock, corporate and government bonds in the Brokerage Link are valued based on quoted prices in non-active markets. Certificates of deposit in the Brokerage Link are valued at the balance reported by the issuing bank.  These investments have been categorized as Level 2. In 2024, the Intermediate Bond Fund holdings were replaced by a lower cost common collective trust. For further information, see "Transfers Between Levels," below.

Investments in common collective trusts are recorded at NAV provided by the asset manager, which is based on the market prices of underlying equity and debt securities. These investments are classified as Uncategorized in the table above.

Investment in Contract Held by Insurance Company is stated at contract value in accordance with Accounting Standards Update (ASU) 2015-12, Plan Accounting – Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965), and is therefore not included as an investment measured at fair value in the tables above.

Transfers Between Levels — Changes in the Plan's investment portfolio may require a transfer from one fair value level to another within the fair value hierarchy and the availability of observable market data is monitored to assess the appropriate classification of investments. The Plan’s policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer. The significance of transfers are evaluated between levels based upon the nature of the investment and size of the transfer relative to total net assets available for benefits. For the year ended 2025, there were no transfers between levels. In 2024, the Intermediate Bond Fund's investment strategy was restructured to transition from direct holdings in government bonds and corporate debt instruments to participation in a common collective trust, which is fair valued at NAV. As a result, the Intermediate Bond Fund was reclassified from a Level 2 investment to Uncategorized.

4.    Administrative Expenses

Certain expenses incurred in the administration of the Plan are paid by the Plan, including:

Loan initiation fees and various fees associated with the Brokerage Link investment option. Certain fees are paid by the Plan and/or participants.

All investment-related expenses of the Plan, any other expenses of the Trustee necessitated by the terms of any particular investment option, and commissions paid with respect to the purchase or sale of common shares for the Plan.  These expenses are paid by the Plan and participants, as applicable.

The Company, at its discretion, may choose to utilize available forfeiture and/or revenue credits (based on a revenue sharing agreement between Eversource Service and Fidelity) to pay for eligible expenses related to the administration of the Plan, including audit and legal fees.  Credits received under this revenue sharing agreement are recognized as Other Income on the Statements of Changes in Net Assets Available for Benefits and may be used to pay certain eligible Plan expenses, or may be allocated to participant accounts at the discretion of the Administrator or the Plan fiduciaries.  During 2025 and 2024, $2.0 million and $2.5 million in revenue credits were reallocated back to eligible participant accounts, respectively.

5.    Tax Status

The IRS has determined, and informed the Company by a letter dated February 6, 2023, that the Plan and related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the determination letter, the Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and that the related trust continues to be tax-exempt.  Therefore, no provision for income taxes has been included in the Plan's financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan is no longer subject to income tax examinations for years prior to 2022.

6.    Related Parties and Exempt Party-In-Interest

As of December 31, 2025 and 2024, the Plan had investments in 8,935,911 and 9,110,901 common shares of Eversource (within the Eversource Common Shares Fund and ESOP Allocated Eversource Energy Common Shares), respectively, with a cost basis of $472.1 million and $466.7 million, respectively. During the years ended December 31, 2025 and 2024, the Eversource Common Shares Fund purchased $75.1 million and $55.5 million of Eversource common shares, respectively, and sold $85.1 million and $82.1 million of Eversource common shares, respectively. For the years ended December 31, 2025 and 2024, the Plan recorded dividend income on common shares of Eversource of $25.8 million and $25.3 million, respectively.

Certain Plan investments are shares of registered investment companies managed by the Trustee. Therefore, these transactions qualify as exempt party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to $1.0 million and $0.8 million for the years ended December 31, 2025 and 2024, respectively.

Transactions under the Plan's revenue sharing agreement with the Trustee (see Note 4) qualify as exempt party-in-interest transactions.  Amounts earned under this revenue sharing agreement were $1.0 million and $3.0 million for the years ended December 31, 2025 and 2024, respectively, of which $0.6 million for each of the years ended were used to pay eligible plan expenses.

7.    Risks and Uncertainties

The Plan provides for various investment options in a combination of investment securities. Investment securities are exposed to various risks including, but not limited to, interest rates, market conditions and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits in future periods.

The Plan has invested a significant portion of its assets in the Eversource Common Shares Fund. This investment in the Eversource Common Shares Fund approximates 13 percent of the Plan’s net assets available for benefits as of both December 31, 2025 and 2024. As a result of this concentration, any significant fluctuation in the market value of the Eversource Common Shares Fund could affect individual participant accounts and the net assets of the Plan.

Supplemental Schedule
Eversource 401k Plan
EIN 06-0810627, Plan No. 005
Form 5500, Schedule H, Part IV, Line 4(i) –
Schedule of Assets (Held at End of Year)
As of December 31, 2025
(Thousands of Dollars)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
*	Eversource Energy	Eversource Common Shares Fund (including the ESOP allocated Eversource Energy Common Shares), $5 par	$601,416
	Prudential	Investment Contract	418,779
*	Fidelity	Growth Company Commingled Pool Class F	704,902
*	Fidelity	Spartan 500 Index Pool Class E	636,122
*	Fidelity	Spartan Global ex US Index Pool Class E	64,438
*	Fidelity	Spartan Extended Market Index Pool Class E	21,154
*	Fidelity	FIAM U.S. Bond Index Commingled Pool Class C	26,219
*	Fidelity	Freedom Blend Retirement Commingled Pool Class Y	10,861
*	Fidelity	International Discovery Fund – Class K	106,564
*	Fidelity	Freedom Blend 2010 Commingled Pool Class Y	12,259
*	Fidelity	Freedom Blend 2015 Commingled Pool Class Y	341
*	Fidelity	Freedom Blend 2020 Commingled Pool Class Y	112,170
*	Fidelity	Freedom Blend 2025 Commingled Pool Class Y	7,334
*	Fidelity	Freedom Blend 2030 Commingled Pool Class Y	297,627
*	Fidelity	Freedom Blend 2035 Commingled Pool Class Y	16,642
*	Fidelity	Freedom Blend 2040 Commingled Pool Class Y	275,394
*	Fidelity	Freedom Blend 2045 Commingled Pool Class Y	10,805
*	Fidelity	Freedom Blend 2050 Commingled Pool Class Y	224,053
*	Fidelity	Freedom Blend 2055 Commingled Pool Class Y	7,362
*	Fidelity	Freedom Blend 2060 Commingled Pool Class Y	102,854
*	Fidelity	Freedom Blend 2065 Commingled Pool Class Y	2,758
*	Fidelity	Freedom Blend 2070 Commingled Pool Class Y	745
	EARNEST Partners	Interest in Common Collective Trust	78,834
	Boston Trust Walden	Separately Managed Account	78,021
	Vanguard	Windsor II Admiral	174,603
	IR+M	Intermediate Bond Fund - Common Collective Trust	96,942
*	Various	Brokerage Link	282,857
*	Eversource Energy	Cash and Cash Equivalents	60,667
		Total Investments	$4,432,723
*	Plan Participants	Loans to Participants **	47,100
			$4,479,823

Schedule of Assets (Held at End of Year) (continued)

As of December 31, 2025
(Thousands of Dollars)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Boston Trust Walden - Separately Managed Account
	Acuity Inc	Common Stock	$1,020
	Akamai Technologies Inc	Common Stock	649
	Allegion Plc	Common Stock	1,497
	Amdocs Ltd	Common Stock	1,013
	American Financial Group Inc	Common Stock	988
	Antero Midstream Corp	Common Stock	1,148
	Applied Industrial Tech Inc	Common Stock	1,170
	AptarGroup Inc	Common Stock	1,326
	Atmos Energy Corp	Common Stock	879
	Avery Dennison Corp	Common Stock	1,018
	Badger Meter Inc	Common Stock	721
	BJ's Wholesale Club Holdings	Common Stock	1,484
	Camden Property Trust	Common Stock	940
	Cavco Industries Inc	Common Stock	770
	CBOE Holdings Inc	Common Stock	1,340
	Charles River Laboratories Intl Inc	Common Stock	1,181
	Check Point Software Tech Ltord	Common Stock	1,289
	Chemed Corp	Common Stock	918
	Choice Hotels Intl Inc	Common Stock	896
	Cincinnati Financial Corp	Common Stock	1,497
	Commerce Bancshares Inc	Common Stock	960
	Cooper Cos Inc	Common Stock	1,385
	CubeSmart	Common Stock	779
	Cullen/Frost Bankers Inc	Common Stock	1,224
	Dolby Laboratories Inc	Common Stock	534
	Donaldson Co Inc	Common Stock	1,362
	Dynatrace Inc	Common Stock	914
	East West Bancorp Inc	Common Stock	1,050
	Essential Utils Inc	Common Stock	1,227
	EXL Service Holdings Inc	Common Stock	1,032
	Expeditors Intl Wash Inc	Common Stock	1,287
	F5 Inc	Common Stock	986
	FactSet Resh Systems Inc	Common Stock	933
	Genuine Parts Co	Common Stock	528
	Globus Medical Inc-A	Common Stock	1,275
	GoDaddy Inc	Common Stock	866
	Hubbell Inc	Common Stock	1,248
	IDACORP Inc	Common Stock	617
	IDEX Corp Com	Common Stock	1,529
	International Bancshares Crp	Common Stock	616

Schedule of Assets (Held at End of Year) (continued)

As of December 31, 2025
(Thousands of Dollars)

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value
	Boston Trust Walden - Separately Managed Account (continued)
	Jack Henry & Associates Inc	Common Stock	1,168
	Jazz Pharmaceuticals Plc	Common Stock	698
	Jones Lang LaSalle Inc	Common Stock	1,538
	Lamar Advertising Co	Common Stock	800
	Lincoln Electric Holdings	Common Stock	941
	Magnolia Oil & Gas Corp	Common Stock	1,518
	Masco Corp Com	Common Stock	681
	Matador Resources Co	Common Stock	554
	McCormick & Co Inc	Common Stock	1,109
	Medpace Holdings Inc	Common Stock	1,502
	NetApp Inc	Common Stock	880
	New York Times Co	Common Stock	1,297
	Nordson Corporation	Common Stock	1,547
	Northern Trust Corporation	Common Stock	855
	One Gas Inc	Common Stock	732
	Paycom Software Inc	Common Stock	924
	Progress Software Corp	Common Stock	718
	Qualys Inc	Common Stock	1,542
	RPM International Inc	Common Stock	1,154
	SEI Investments Company	Common Stock	1,484
	Service Corp International	Common Stock	1,270
	Silgan Holdings Inc	Common Stock	475
	Simply Good Foods Co	Common Stock	540
	Smith (A.O.) Corp	Common Stock	1,287
	Snap On Inc	Common Stock	1,344
	Sprouts Farmers Market Inc	Common Stock	649
	Stag Industrial Inc	Common Stock	736
	Steris Plc	Common Stock	1,459
	Teradyne Inc	Common Stock	1,593
	Texas Roadhouse Inc	Common Stock	841
	TopBuild Corp	Common Stock	1,197
	Watts Water Technologies	Common Stock	1,063
	Williams-Sonoma Inc	Common Stock	861
	Zimmer Biomet Holdings Inc	Common Stock	968
		Total Separately Managed Account	$78,021

*    Indicates party-in-interest
**    The participant loans have interest rates ranging from 3.25 percent to 9.5 percent with maturity dates ranging from January 1, 2025 to December 31, 2055.

EXHIBIT INDEX

Exhibit filed with Form 11-K for the year ended December 31, 2025:

Exhibit No.	Description

23	Consent of Independent Registered Public Accounting Firm - Fiondella, Milone & LaSaracina LLP

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Board of Eversource Energy Service Company (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

EVERSOURCE 401k PLAN

Date: June 12, 2026	By: /s/ Jay S. Buth
Jay S. Buth Vice President, Controller and Chief Accounting Officer